

February 9, 2021

Brandon Bentley
General Counsel
InterPrivate Acquisition Corp.
1350 Avenue of the Americas
New York, New York 10019

>   **Re: InterPrivate Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed February 2, 2021**
>   **File No. 333-251106**

Dear Mr. Bentley:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

PROPOSAL NO. 2 — THE CHARTER AMENDMENT PROPOSAL, page 145

1.   We note your response to comment 2 and reissue our comment. Please revise to reflect the amendment being made to your exclusive forum provision. In that regard, we note the existing exclusive forum provision in the Tenth article of your amended and restated certificate of incorporation provides concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for claims arising under the Securities Act. However, we note that the Proposed Certificate of Incorporation designates the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please revise your disclosures in Proposal No. 2 and Proposal No. 3.

       You may contact Charles Eastman at (202) 551-3794 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing

cc: Alan I. Annex